VirZoom, Inc.
Balance Sheets

ASSETS

	December 31, 2020	December 31, 2019
Current assets:		
Cash	150,122	49,586
Receivables, net	8,977	20,574
Inventory	8,649	57,719
Prepaid items	18,806	6,141
Total current assets	186,553	134,020
Property, plant, and equipment (net)	-	-
Other assets		
Deposits	25,000	32,874
Total other assets	25,000	32,874
Total Assets	$ 211,553	$ 166,894

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2020	December 31, 2019
Liabilities		
Accounts payable and accrued expenses	$ 250,873	$ 283,554
Accrued executive compensation	659,062	523,157
Accrued interest - convertible debt	87,349	2,858
Accrued interest - short-term notes	98,578	247,001
Deferred revenue	39,650	19,525
Short-term notes payable	132,843	305,000
Convertible notes payable	1,190,153	282,000
Total current liabilities	2,458,507	1,663,095
SAFE agreements	918,851	281,745
PPP-EIDL Funding	204,337	
Total liabilities	3,581,695	1,944,840
Commitments & contingencies	-	-
Stockholders' equity:		
Preferred stock, $.0001 par value; 53,282,199 shares authorized, 48,688,959 and 48,688,959 shares issued and outstanding, respectively	4,869	4,869
Common stock, $.0001 par value; 62,686,208 shares authorized, 7,404,009 and 7,404,009 shares issued and outstanding, respectively	740	740
Additional paid-in capital - preferred stock	11,467,700	11,353,652
Accumulated deficit	(14,843,451)	(13,137,207)
Total stockholders' equity	(3,370,142)	(1,777,946)
Total liabilities & stockholders' equity	$ 211,553	$ 166,894

VirZoom, Inc.
Statements of Operations

| | Year ended December 31, | |
	2020	2019
Revenue	372,537	202,250
Cost of goods sold	102,739	161,459
Gross income	269,798	40,791
Expenses:		
Payroll	1,030,933	1,297,570
Advertising and promotion	203,420	162,379
Research and development	9,670	39,838
Consulting fees	323,469	140,394
Professional fees	12,776	72,543
Stock compensation	114,048	857,660
Rent & facility costs	53,142	72,077
Travel	1,894	8,593
General and administrative	81,611	97,157
Total operating expenses	1,830,963	2,748,211
Net loss from operations	(1,561,165)	(2,707,420)
Other income and (expense)		
Interest expense	(145,079)	(136,857)
Other income	-	-
Net loss before provision for income tax	(1,706,244)	(2,844,277)
Provision for income taxes	-	-
Net Loss	$ (1,706,244)	$ (2,844,277)
Loss per common share - Basic and fully diluted	$ (0.23)	$ (0.38)
Weighted average number of shares outstanding - Basic and fully diluted	7,404,009	7,404,009

VirZoom, Inc.
Statement of Stockholders' Equity
For the years ended December 31, 2020 and 2019

| | Common Stock | | Preferred Stock | | | | | | | | |
| | Common Stock | | Series Seed 1 | | Series Seed 2 | | Series Seed 3 | | Additional Paid | Accumulated | |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit	Total
Balance December 31, 2018	7,404,009	740	-	-	-	-	-	-	1,294,751	(10,292,930)	(8,997,439)
Conversion of notes payable and interest to Series Seed 1			32,201,341	3,220					6,083,813		6,087,033
Series Seed 1 warrants issued									690,800		690,800
Conversion of notes payable and interest to Series Seed 2					12,311,249	1,231			2,189,325		2,190,556
Purchase of Series Seed 3 Preferred Stock							4,176,366	418	928,102		928,520
Stock option expense									166,861		166,861
Net Loss										(2,844,277)	(2,844,277)
Balance - December 31, 2019	7,404,009	$ 740	32,201,341	$ 3,220	12,311,249	$ 1,231	4,176,366	$ 418	$ 11,353,652	$ (13,137,207)	$ (1,777,946)
Stock option expense									114,048		114,048
Net loss	-									(1,706,244)	(1,706,244)
Balance December 31, 2020	7,404,009	740	32,201,341	3,220	12,311,249	1,231	4,176,366	418	11,467,700	(14,843,451)	(3,370,142)

VirZoom, Inc.
Statements of Cash Flows

| | | Year ended Dece | |
	2020		2019
Cash flows from operating activities:			
Net loss	$ (1,706,244)	$	(2,844,277)
Adjustments to reconcile net loss to net cash used			
by operating activities:			
Stock based compensation	114,048		857,661
Change in assets and liabilities			
Accounts receivable	11,597		(9,719)
Inventory	49,070		67,204
Prepaid items	(12,665)		26,807
Accounts payable and accrued expenses	(24,552)		804
Accrued executive compensation	135,905		189,189
Accrued interest - convertible notes	109,222		136,888
Deferred revenue	20,125		19,525
Net cash used by operating activities	(1,303,494)		(1,555,918)
Cash flows from investing activities:			
Purchase of PP&E	-		-
Net cash (used) provided by investing activities	-		-
Cash flows from financing activities:			
Proceeds from issuance of Series Seed preferred stock			928,783
Proceeds from sale of short-term notes payable	56,000		-
Repayments of short-term notes payable	(23,158)		-
Proceeds from sale of convertible notes payable	530,000		387,000
Proceeds from sale of SAFE agreements	636,850		281,745
Proceeds from PPP-EIDL Funding	204,337		
Net cash provided by financing activities	1,404,029		1,597,528
Net increase (decrease) in cash	100,536		41,610
Cash at beginning of period	49,586		7,976
Cash at end of period	$ 150,122	$	49,586
Supplemental cash flow information:			
Cash paid during the period for:			
Interest	$ -	$	-
Income taxes	$ -	$	-
Non-cash investing and financing activities:			
Conversion of convertible debt & interest to Series Seed 1 & 2 preferred shares	$ -	$	8,277,328
Proof	$ 0	$	-